SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

WATSON PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0033 PER SHARE

(Title of Class of Securities)

942683103

(CUSIP Number)

ANDREW J. NUSSBAUM, ESQ.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019

(212) 403-1000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

November 11, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 942683103	13D	(Page 2 of 14)

1	NAME OF REPORTING PERSONS Quiver Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,537,755 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,537,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1)           Includes 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group.  Does not include 1,268,654 shares of Common Stock beneficially owned by Friar Tuck, as more fully described in Item 5.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quiver that it is the beneficial owner of the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)           Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

CUSIP No. 942683103	13D	(Page 3 of 14)

1	NAME OF REPORTING PERSONS Quiver Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,806,409 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,806,409 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)           Includes (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(3)           Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

CUSIP No. 942683103	13D	(Page 4 of 14)

1	NAME OF REPORTING PERSONS Stedtnik 1 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,806,409 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,806,409 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1)           Includes (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(3)           Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

CUSIP No. 942683103	13D	(Page 5 of 14)

1	NAME OF REPORTING PERSONS Queensmead Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,806,409 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,806,409 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)           Includes (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(3)           Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

CUSIP No. 942683103	13D	(Page 6 of 14)

1	NAME OF REPORTING PERSONS Alexandria Bancorp Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,806,409 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,806,409 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1)           Includes (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(3)           Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

                This Amendment No. 1, filed by Quiver Inc., a British Virgin Islands limited liability company (“Quiver”), Quiver Trust, a Guernsey, Channel Islands trust (“Quiver Trust”), Stedtnik 1 Limited, a Guernsey, Channel Islands corporation (“Stedtnik 1”), Queensmead Trust, a Cayman Islands trust (“Queensmead Trust”), and Alexandria Bancorp Limited, a Cayman Islands corporation (“Alexandria Bancorp”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2009, with respect to the common stock, par value $0.0033 per share (the “Common Stock”), of Watson Pharmaceuticals, Inc., a Nevada corporation (“Watson” or the “Issuer”).  Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

              The information contained in Item 2, paragraph (c) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(c)          The principal business of Quiver was to hold a majority of the equity in Robin Hood Holdings Limited, a Malta private limited liability company (“Robin Hood”), and its principal business after the Share Purchase (as defined below) is to hold the consideration received upon consummation of the Share Purchase.  The principal business of Quiver Trust is to own 75% of the equity in Quiver.  The principal business of Stedtnik 1 is to be the trustee of Quiver Trust.  The principal business of Queensmead Trust is to own 100% of the equity of Stedtnik 1.  The principal business of Alexandria Bancorp is to serve as a professional commercial trustee; Alexandria Bancorp is the trustee of Queensmead Trust.

Item 4. Purpose of the Transaction

              The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Underwriting Agreement.  On November 11, 2010, Quiver entered into an underwriting agreement (the “Underwriting Agreement”) among Watson, Quiver and J.P. Morgan Securities LLC, as the underwriter (the “Underwriter”), pursuant to which Quiver agreed to sell an aggregate of 10,537,755 shares of Common Stock to the Underwriter at $49.58 per share (the “Sale”).  Pursuant to the Underwriting Agreement, Watson waived any transfer restrictions, restrictions on registration and similar restrictions contained in the Share Purchase Agreement and the Shareholders Agreement that would have otherwise been applicable to the Sale.  After the completion of the Sale, Quiver will cease to beneficially own any shares of Common Stock.

                The description of the Underwriting Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as Exhibit 5 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

              The information contained in Item 5, paragraph (a) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)          Quiver is the direct beneficial owner, with shared dispositive and voting power, of 9,978,269 shares of Common Stock and also holds, with shared dispositive and voting power, 559,486 shares of Common Stock on behalf of certain former minority interestholders in subsidiaries of the Arrow Group.  Quiver therefore reports herein beneficial ownership of 10,537,755 shares, or 8.0%, of the outstanding Common Stock.  Friar Tuck, of which Quiver Trust is a majority shareholder, is the direct beneficial owner, with shared dispositive and voting power, of 1,268,654 shares of Common Stock.  Quiver Trust may be deemed to have beneficial ownership, with shared dispositive and voting power, of 11,806,409 shares, or 8.9%, of the outstanding Common Stock, comprised of (i) the 10,537,755 shares beneficially owned by Quiver Inc., because Quiver Trust, as the owner of approximately 75% of the equity of Quiver, may be deemed to be the beneficial owner of such shares and (ii) the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck, because Quiver Trust, as the owner of approximately 92% of the equity of Friar Tuck, may be deemed to be the beneficial owner of such shares.  Stedtnik 1 Limited, as the trustee of Quiver Trust, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the 11,806,409 shares, or 8.9%, of the outstanding Common Stock beneficially owned by Quiver Trust.  Queensmead Trust, as the owner of 100% of the equity of Stedtnik 1 Limited, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the 11,806,409 shares, or 8.9%, of the outstanding Common Stock beneficially owned by Stedtnik 1 Limited.  Alexandria Bancorp, as the trustee of Queensmead Trust, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the 11,806,409 shares, or 8.9%, of the outstanding Common Stock beneficially owned by Queensmead Trust.

Quiver disclaims beneficial ownership of the shares of Common Stock held by Friar Tuck.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quiver (with respect to the shares beneficially owned by Friar Tuck), Quiver Trust, Stedtnik 1, Queensmead Trust or Alexandria Bancorp that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  To the knowledge of the Reporting Persons, no executive officer or director named on Schedule A attached hereto beneficially owns any shares of Common Stock.

(b)           See Item 5(a) above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                The responses set forth in Item 4 of this Amendment with respect to the Underwriting Agreement are incorporated herein by reference in their entirety.

Item 7.  Material To Be Filed as Exhibits

Exhibit 5	Underwriting Agreement, dated as of November 11, 2010, among Quiver, Watson and J.P. Morgan Securities LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  November 12, 2010

QUIVER INC.
By:	/s/ Clifford Rubin
Name: Clifford Rubin
Title: Director

QUIVER TRUST
By:	Stedtnik 1 Limited, as its trustee
	By:	/s/ Eddy Cohen
Name: Eddy Cohen
Title: Director

STEDTNIK 1 LIMITED
By:	/s/ Eddy Cohen
Name: Eddy Cohen
Title: Director

QUEENSMEAD TRUST
By:	Alexandria Bancorp Limited, as its trustee
	By:	/s/ Robert Madden
Name: Robert Madden
Title: Authorized Signatory

	By:	/s/ Barbara Conolly
Name: Barbara Conolly
Title: Authorized Signatory

ALEXANDRIA BANCORP LIMITED
By:	/s/ Robert Madden
Name: Robert Madden
Title: Authorized Signatory

/s/ Barbara Conolly
Name: Barbara Conolly
Title: Authorized Signatory